FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a release issued by Ultrapetrol (Bahamas) Ltd. (the "Company") on February 2, 2017 announcing the sale of the Company's Ocean Business and entering into a common terms agreement, which will amend certain loan facilities related to the Company's offshore business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: February 2, 2017

Exhibit 1

Ultrapetrol (Bahamas) Ltd. Announces Sale of Its Ocean Business and
 Entering Into Common Terms Agreement

NASSAU, Bahamas, February 1, 2017 ‑‑ Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) (the "Company") announced the sale of its Ocean Business pursuant to an Equity Interest Purchase Agreement dated as of January 31, 2017 (the "Sale Agreement") in connection with the restructuring of the Company's capital structure and financial obligations (the "Restructuring") and related prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan").

The Ocean Business, which provides sea freight transportation services, is an operating division of the Company that is owned by Princely International Finance Corp., a wholly-owned subsidiary of the Company ("Princely"). Pursuant to the Sale Agreement, Interocean Transportation, Inc. purchased the Ocean Business from Princely for a purchase price of $4,404,666.67, subject to certain adjustments.

The proceeds of the sale of the Ocean Business will be (a) to the extent required by the Restructuring Support Agreement, dated November 18, 2016 (the "Support Agreement"), delivered to the trustee under the indenture governing the 8.875% First Preferred Ship Mortgage Notes due 2021 issued by the Company with respect to cash collateral proceeds reasonably required for the implementation of the Restructuring and the Plan, and (b) subject to the provisions of Section 2.7 of the Sale Agreement, placed into escrow for the benefit of the Noteholders (as defined in the Support Agreement) with respect to all other proceeds, in each case, applied pursuant to the Support Agreement and the Plan.

The Company also entered into to a Common Terms Agreement, dated as of January 31, 2017 (the "CTA") by and among, inter alios, (i) the Company, (ii) UP Offshore (Bahamas) Ltd., a Bahamas company, (iii)  its subsidiaries as listed in Part 1 of Schedule 1 thereto, as original obligors, (iv) the financial institutions listed in Part 2 of Schedule 1 thereto, as original lenders (the "Lenders"), and (v) DVB Bank SE, as administrative agent for the Lenders, as common security agent and security trustee on behalf of the Finance Parties (as defined in the CTA), which amends certain existing loan facilities related to the Offshore Business as contemplated in connection with the restructuring of the Company's capital structure and financial obligations and related prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code, and as set forth in the Restructuring Support Agreement (the "Offshore Support Agreement") with such lenders the agents, facility agents or security agents under the loan facilities, Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross"), Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow"), Sparrow Offshore Investments Ltd. (together with Southern Cross and Sparrow, the "Southern Cross Supporting Parties"), UABL Limited and Sparrow Offshore Capital Ltd.  The amendments to the loan facilities set forth in the CTA will become effective once all conditions precedent set forth in the CTA have been fulfilled.

The Sale Agreement and the CTA will be filed by the Company as an exhibit to a Form 6-K furnished to the SEC and will be available at www.sec.gov.1

Forward-Looking Language

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

[1]
All descriptions and summaries of the Sale Agreement and CTA herein are qualified in their entirety by reference to the terms and conditions of the Sale Agreement and the CTA, respectively.  In the event of any inconsistency between the descriptions herein and the terms and conditions of the Sale Agreement or the CTA, the terms and conditions of the Sale Agreement or CTA, as applicable, control as set forth therein.